大華銀行
UNITED OVERSEAS BANK



06016337

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 6533 9898 **Fax** (65) 6534 2334
www.uobgroup.com
Company Reg No. 193500026Z

Our ref: ANN2006/UOB2006/UOB-A15/sc

15 August 2006

File No. 82-2947

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

SUPPL



Dear Sir

DELISTING OF UNITED OVERSEAS BANK (THAI) PUBLIC COMPANY LIMITED

We enclose a copy of our announcement dated 15 August 2006 in regard to the above matter for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED



PROCESSED
AUG 2 8 2006
THOMSON
FINANCIAL



Leo Hee Wui
Assistant Secretary

Enc





UNITED OVERSEAS BANK LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No. 193500026Z

Delisting Of United Overseas Bank (Thai) Public Company Limited

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Singapore, 15 August 2006 – Further to the announcement on 31 July 2006, United Overseas Bank ("UOB") wishes to announce that the Stock Exchange of Thailand has approved the delisting of UOB's Thai banking subsidiary United Overseas Bank (Thai) Public Company Limited ("UOB Thai") and UOB Thai has been formally delisted from the Stock Exchange of Thailand on 12 August 2006.



Vivien Chan
Group Secretary